                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Worldwide Fund, Inc.,
UMB Scout Worldwide Select Fund
      and
the Securities and Exchange Commission:

RE: UMB Scout Worldwide Fund, Inc.
    UMB Scout Worldwide Select Fund
    Form N-17f-2
    File Number 811-7472

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004, with respect to securities of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT WORLDWIDE FUND, INC. and UMB SCOUT WORLDWIDE SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                          /s/ BKD, LLP

Kansas City, Missouri
August 30, 2004

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-7472                                        April 30, 2004

2. State Identification Number:

AL  25689                AK  60038244         AZ  8694                AR  60008576         CA  308-7989      CO  IC-94-06-769

CT  214198               DE  8684             DC  60012570            FL  *                GA  SC-1507       HI  *

ID  48847                IL  0354356          IN  93-0423 IC          IA  I-29840          KS  94S0000015    KY  M34790

LA  89367                ME  MFN208013        MD  SM19 980018         MA  03036837         MI  935642        MN  R-36764.1

MS  MF-98-01-002         MO  1993-00673       MT  28321               NE  25994            NV  *             NH  *

NJ  MF-0645              NM  14065            NY  S 27 53 21          NC  7489             ND  U563          OH  37103

OK  SE-2084914           OR  2001-1468        PA  93-07-010MF         RI  *                SC  MF11220       SD  10597

TN  RM03-1992            TX  C 42953-030-11   UT  006-6364-13         VT  1/16/98-25       VA  117742        WA  60019803

WV  MF-24123             WI  341394-03        WY  20513               PUERTO RICO  S-19806

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
      UMB Scout WorldWide Fund, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)
      803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

     811-7472                                        April 30, 2004

2. State Identification Number:

AL  25690                AK  02 03563          AZ  23261            AR  60008577        CA  308-7989         CO  IC-94-06-769

CT  1001461              DE  9072              DC  60012572         FL  *               GA  SC-1507          HI  *

ID  50644                IL  0354356           IN  93-0423 IC       IA  I-44127         KS  1999S0001139     KY  M34790

LA  89367                ME  MFN212692         MD  SM19 990911      MA  03036836        MI  930556           MN  R-36764.1

MS  MF-99-04-111         MO  1993-00673        MT  41176            NE  37938           NV  *                NH  *

NJ  MF-0645              NM  3157              NY  S 28 75 37       NC  7489            ND  Y343             OH  37103

OK  SE-2077780           OR  2001-1468         PA  93-07-010MF      RI  *               SC  MF12209          SD  18922

TN  RM03-1992            TX  C 59102-003-05    UT  006-6364-13      VT  4/23/99-12      VA  117742           WA  60023421

WV  MF-34890             WI  367263-03         WY  20513            PUERTO RICO  S-25523

Other (specify):

     *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
     UMB Scout WorldWide Select Fund

4. Address of principal executive office: (number, street, city, state, zip code)
     803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Worldwide Fund, Inc. and UMB Scout Worldwide Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004 and from December 31, 2003 through April 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 and from December 31, 2003 through April 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT WORLDWIDE FUND, INC.
UMB SCOUT WORLDWIDE SELECT FUND

By /s/ Larry Schmidt
   ----------------------------------------------
    Larry Schmidt, Senior Vice President